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                                                                    Exhibit 11.1

                WRIGHT MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                       COMPUTATION OF EARNINGS PER SHARE

                     (in thousands, except loss per share)
                                  (unaudited)

                                                      Three Months Ended
                                                 -----------------------------
                                                 March 31,           March 31,
                                                    1996               1995
                                                 ---------          ----------
 Net income (loss)                                $(1,489)           $   394
 Dividends on preferred stock                      (3,577)            (2,027)
 Accretion of preferred stock discount             (1,615)              (407)
                                                  -------            -------
 Net loss applicable to common and
       common equivalent shares                   $(6,681)           $(2,040)
                                                  =======            =======
 Weighted average shares of common
       stock outstanding (a)                        8,957              8,636
                                                  =======            =======
 Loss per share of common stock                   $ (0.75)           $ (0.24)
                                                  =======            =======


 (a) Because of the net loss applicable to common stock for the three months ended March 31, 1996 and March 31, 1995, the assumed exercise of common stock equivalents has not been included in the computation of weighted average shares outstanding because their effect would be anti-dilutive.